January 24th, 2013

Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Grupo TMM, S.A.B.

Form 20-F for Fiscal Year Ended December 31, 2012

Filed May 15,2013

File No. 333-14194

Dear Mr. Shenk:

Carlos Pedro Aguilar Mendez, acting as Chief Financial Officer of Grupo TMM, S.A.B., (Grupo TMM or the Company)  in response to the additional comments to the Form 20-F for Fiscal Year Ended December 31, 2012, Filed: May 15th, 2012, File No. 333-14194 received December 26, 2013, hereby provide the information required for a better understanding of Grupo TMM disclosure:

Item 3. Key Information

Selected Financial Data, page 2

1.
Each table indicates that the amounts (except per share data) are in millions of dollars ($). However, based on the financial statements presented in the filing it appears the amounts here are in millions of pesos (Ps). Please clarify and revise as appropriate.

Response: In page 1 “Introduction” first paragraph, we mentioned that the expression is made as “$” which corresponds to Mexican Pesos and the expression of “US$” is related to American Dollars.

2.	Please quantify each of the items indicated in note (a) on page 3 to the selected consolidated financial data table on page 3.

Response: The integration of “Other (Expenses) Income” indicated at note (a) on page 3,  was mentioned at page F-42, which Includes mainly: (i) in the year ended December 31, 2012: reserve for fiscal resolution cost ($100.0), gain on the purchase of Inmobiliaria Dos Naciones $74.2, amortization of non-competition rights ($22.8) and dividends received from Comercializadora y Distribuidora Milgret $23.4; (ii) in the year ended December 31, 2011: goodwill impairment charges ($129.6), reserve for prepay and arbitration expenses ($83.6) and cancellation of ferriage ($28.5); (iii) in the year ended December 31, 2010: loss from the sale of subsidiaries and shares of subsidiaries ($32.6); (iv) in the year ended December 31, 2009: goodwill impairment charges and equipment lease expenses ($47.9); (v) in the year ended December 31, 2008: a gain from the sale of certain non-strategic subsidiaries $197.5, partially offset by goodwill impairment charges and equipment lease expenses (51.8).

3.
Refer to note (b) on page 4 to the table on page 3. Please explain to us what the note is trying to convey, as the presentation in the table appears to conform to the presentation in the statements of operations.

Response: We hereby made emphasis that the description of the concept of “Operating Income” includes the concepts mentioned in the description of “Other (Expenses) Income”.

Operating and Financial Review and Prospects, page 40

4.
In a risk factor on page 8 you disclose that under Mexican law when a company has accumulated losses in excess of two-thirds of its capital stock, any third party with legal interest may request the corresponding judicial authorities to declare the dissolution of the company. Please expand upon this process and your assessment of the possibility of this occurring, including any communications by third parties in regard to this potential.

Response: In accordance with The Ley General de Sociedades Mercantiles, (Mexican Companies Act), when a company has accumulated losses in excess of two thirds of the capital stock, the dissolution of the company shall be adopted by the shareholders of the Company at an Extraordinary Shareholders Meeting, the shareholders that represent at least 33% of the Capital Stock may request to the Board of Directors the call to the Extraordinary Shareholder Meeting to discuss the Dissolution of the Company, which is not mandatory, the shareholder of the Company may approve any corporate strategy regarding the accumulated losses.

Additionally, the Mexican Bankruptcy Act (Ley de Concursos Mercantiles) states that any third party with legal interest may request the judicial authorities the Bankruptcy of the Company, it considers the Legal Interest of any such party if he is a creditor of the Company and  (i) the Company has failed continuously with his payment obligations and the amount of the failure represents at least the 35% of all the obligations of the Company, and; (ii) the Company does not have any assets to face at least 80% of the failed obligations at the time of the request.

As of this date, the company has not received any notice or request of any failure regarding the accumulated losses of the Company.

Operating Results, page 42

Income on Transportation, page 43

5.
You define “operating income” on page 43 as income on transportation plus/minus the effects of other income (expenses) as presented in the financial statements. However, it appears that you use the terms “income (loss) on transportation” and “operating income (loss)” interchangeably. Refer to pages 43, 44 and 47 for examples. You also present the measure “income (loss) on transportation” in note 21 for your segments. Please revise your disclosure for consistent use of these terms.

Response: In this regard, at page 43 we mention that the Income Transportation item shall mean:

“Under IFRS, income on transportation reflects revenues on transportation less operating costs and expenses. References to operating income in this Annual Report refer to income on transportation, plus/minus the effect of other income (expenses) as presented in the Financial Statements included elsewhere in this Annual Report”.

For future purpose to avoid any misunderstanding between this concepts, we shall only reefer this item as “Income on Transportation” and not “operating income”.

6.
With respect to your analysis of segment results, please include a discussion of the components within “other expenses, net” in arriving at “operating income” attributable to each segment that materially affects the results of the segment.

Response: the concept of “Other (Expenses) Income” includes non-recurrent or not identified to a specific segment therefore it is included under cost, expenses and revenues not allocated under Financial Information by Segments at page F-46.

Contractual Obligations, page 66

7.
Since interest expense is material to you, we believe you should include scheduled and/or expected interest payments in this table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include estimates, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate. If you continue to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other information that is material to an understanding of these future cash flows.

Response: Since some of the credit obligations of the company are subject to variable rate that has the provision to be prepaid or capitalized; therefore, the Company shall continue to disclose the “Contractual Obligations” table under the same manner, but to avoid any misunderstanding, we shall include in the explanatory notes the significant contractual terms which disclose the main obligations of such debt in accordance with the format table as Exhibit “A” herein.

Consolidated statements of financial position, page F-5

8.
You present “restricted cash” as a current asset. However, from disclosures in the notes to the financial statements it appears that the restricted cash is associated with noncurrent obligations. Please explain to us the basis for your presentation. Refer to paragraph 66 of IAS 1.

Response: The Restricted Cash is classified as a short term since it is reserved to comply with any operational contingency even due is referred to the Trust Certificate Program which in a long term basis and such program includes the procedure and requirement of said Restricted Cash for any operational contingency at any given moment. This Restricted Cash can be used in any time as long as it is required upon operational needs.

As mentioned in Note 14, page F-39, third paragraph, “This Fourth Tranche, as with the previous, observes a cash restriction in order to secure certain operating obligations and potential payment obligations in the event of default”

Notes to the consolidated financial statements

Note 3 Summary of significant accounting policies

c. Translation of foreign currency, page F-18

9.
In the fourth bullet within this note and also on page 49, you refer to a “conversion” balance. However, the financial statements refer to “translation” balance. It appears that the conversion balance was intended to present the effects of the change in your functional currency that was implemented on January 1, 2012. Please clarify for us and disclose the substance of these two balances, how they are similar or differ, and the respective amounts for each. In this regard, clarify whether the conversion balance referred to in note 3(w) on page F-24 is intended to encompass the effect on prior year balances of the change in the operating currency for the entire company that was affected on January 1, 2012.

Response: The reference to “conversion” and “translation” is used interchangeably and considered as the same. For future purpose to avoid any misunderstanding we shall only reefer this item as “translation”.

10.
You disclose that you decided to change your operating currency and reporting from US dollars to Mexican pesos as of January 1, 2012 as a result of changes in the economic environment and your operations. Please explain to us the changes in the underlying transactions, events, and conditions that occurred in the economic environment and why the changes occurred to substantiate the change in your functional currency. In this regard, we note that you disclosed in your Form 20-F for fiscal 2011 that the US dollar was the primary operating currency in which a significant portion of your assets and liabilities arose and/or are listed, and that in the current year filing you state it is the Mexican peso for this purpose. Please reconcile for us these two statements as part of your response. Refer to paragraph 13 of IAS 21.

Response: To evaluate the change in Functional Currency, the management considered the main economic environment at the operating territory where the Company generates and uses the cash. To determine the Functional Currency the main factors mentioned in NIC 21.9 to NIC 21.11; and considered the functional currency that truly represents the economic effects of the Company’s transactions, events and predominant conditions. As part of this process the management considers priority the fundamental indicators that support the determination of the adoption of the new Functional Currency.

The main reason for the change of the Functional Currency was the current Mexican economic environment, which develops a minor congruency between the Mexican Peso and the US Dollar, which the high fluctuation of the exchange rate (increasing and decreasing constantly) generates a high volatility that affects the financial statements (by increasing or decreasing between quarters reporting period) making more difficult to explain and acknowledgement for any interested party. The change in Functional Currency was made up upon the objective to comply with the IFRS to provide financial information about the Company that might be useful to investors, creditors and any other interested party.

As an example of said situation; please refer to the following tables that demonstrates an analysis   of the fluctuation on the exchange rates and the earnings and losses obtained therein between two different quarters, caused by the principal debt of the Company (for the aggregate amount of 10,500 million of Mexican Pesos.

Exchange Rate Peso/Dólar

Quarter	2009	2010	2011	2012
I	14.3855	12.4145	11.9219	12.8093
II	13.1812	12.8394	11.7748	13.4084
III	13.5513	12.5998	13.4567	12.8695
IV	13.0437	12.3817	13.9476	12.9880

Aggregate result of the debt in US Million without the change in Functional Currency

Quarter	2009	2010	2011	2012
I	729.9	845.8	880.7	819.7
II	796.6	817.8	891.7	783.1
III	774.8	833.3	780.3	815.9
IV	805.0	848.0	752.8	808.4

Gain (loss) on exchange in US Million without the change in Functional Currency

Quarter	2009	2010	2011	2012
I		(40.8)	(32.7)	(66.9)
II	(66.7)	28.0	(11.0)	36.6
III	21.8	(15.5)	111.4	(32.8)
IV	(30.2)	(14.7)	27.5	7.5
Sum	(75.1)	(43.0)	95.2	(55.6)

In the previous example it has been show the volatility in the Exchange rate by the recognition of losses in the amount of 75.1 MUSD in 2009, 43.0 MUSD in 2010 and a gain of 95.2 MUSD in 2011. Once the Functional Currency has been changed, this Exchange effects that distortion the financial position and results in each period are no longer recognized.

Since a change in the Functional Currency were applied prospectively, the Company convert to the new Functional Currency by using the exchange rate as of the date of the conversion (January 1st, 2012). The resulting amount converted in the case of non-monetary lines was considered as their corresponding historic cost (NIC 21.37).

The following table shows a Consolidated Statements of financial position for the year, 2012 and 2011 if the Functional Currency were remain in US Dollars:

  Consolidated statements of financial position Pro-forma

Amounts in millions of Dollars

	2011 I Q	2011 II Q	2011 III Q	2011 IV Q
Current assets	180.3	178.3	141.9	145.2
Property, machinery equipment and others	861.8	855.8	833.0	806.9
Total assets	1,042.1	1,034.1	974.9	952.1

Current liabilities	100.1	97.5	88.2	92.6
Non-current liabilities	872.6	885.2	764.4	751.1
Total liabilities	972.7	982.7	852.6	843.7

Total stockholder equity (1)	69.4	51.4	122.3	108.4
Total liabilities and stockholder equity	1,042.1	1,034.1	974.9	952.1

(1) Includes gain /(loss) exchange for liabilities in Pesos	(32.7)	(43.7)	67.7	95.2

Amounts in millions of dollars

	2012 I Q	2012 II Q	2012 III Q	2012 IV Q
Current assets	134.8	140.0	147.8	156.2
Property, machinery equipment and others	814.6	805.1	804.3	804.3
Total assets	949.4	945.1	964.4	960.5

Current liabilities	99.5	109.1	119.7	127.3
Non-current liabilities	811.9	782.5	832.9	832.1
Total liabilities	911.4	891.6	952.6	959.4

Total stockholder equity (1)	38.0	53.5	11.8	1.1
Total liabilities and stockholder equity	949.4	945.1	964.4	960.5

(1) Includes gain /(loss) exchange for liabilities in Pesos	(66.9)	(30.3)	(63.1)	(55.6)

11.
You refer to the Mexican peso as the company’s “operating currency.” This term does not appear to be defined in IAS 21. If “operating currency” is intended to refer to “functional currency” as specified in IAS 21, please conform your disclosure accordingly.

Response: The term “operating currency” is referred to “functional currency”, for future purpose to avoid any misunderstanding we shall only reefer this item as “Functional Currency”.

Note 12 Financing, page F-31

12.
The sum of the interest expense incurred on bank loans disclosed in this note and the interest expense incurred for the trust certificates disclosed in note 14 is less than the amount of interest expense reported on the statement of operations. Please explain to us and disclose the reason for the difference.

Response:  In the line “interest expense” mentioned in the consolidated statement of operations, in addition to the interest incurred by the bank loans and the trust certificates program, includes among other, several  amortizations related to the obtain of such finance

13.
In the table presented on page F-37, interest payable on long term debt is included in current liabilities on the statements of financial position. Please explain to us why this interest payable is not included in current liabilities as an amount due within 12 months of the applicable balance sheet date.

Response: In accordance with the Trust Certificates Program, the Company has the possibility to capitalize the interest for the first five years as per the following:

Year	Capitalization %	Interest Payment %
1st and 2nd	60%	40%
3th and 4th	50%	50%
5th	25%	75%

As per the previous table, the Company contractual obligation is to pay the 50% of the incurred interest and the remaining 50% is subject to capitalization at Company’s choice.

Note 14 Trust certificates program, page F-38

14.	In the table on page F-39 you present a line for “capitalization of interest.” Please explain to us and disclose the reason why interest is being capitalized and the basis for capitalization.

Response: As previously mentioned, the Company has the right and choice to capitalize the incurred interest during the first five years of the Trust Certificate Program. Upon such consideration, and with the authorization of the Trust, by August 2012, the incurred interests were capitalized to dedicate such resources to a vessel substitution program.

Note 21 Financial information by segment, page F-46

15.	It appears that the results of the “Ports and terminals” division as reported on page F-46 is a loss of $3,783 for fiscal 2012. Please revise or advise.

Response: The result disclosed in table at page F-46 “Ports and terminals” is a loss and by a typographic mistake the parenthesis were omitted, the correct amount in such line is $ (3,783).

Exhibit A

Contractual Obligations

The following table outlines our obligations for payments under our capital leases, debt obligations, operating leases and other financing arrangements for the periods indicated as of December 31, 2012:

Indebtedness (1)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in thousands of Pesos, unless noted otherwise)
Mexican Trust Certificates (2)	148,111	-	-	9,691,707	9,839,818
Parcel Tanker Vessels Financings (3)	35,175	61,881	247,931	-	344,987
Investors (4)	17,399	51,952	4,850	-	74,201
Land and Logistics Equipment Financing (5)	30,193	43,656	18,557	-	92,406
Refinancing Acquisition ADEMSA(6)	68,615	-	-	-	68,615
Working Capital PROSERPEC (7)	28,871	48,790	17,570	8,587	103,818
Other Debt (8)	4,231	295,278	430	-	299,939
Total	$ 332,595	$501,557	$289,338	$9,700,294	$10,823,784

Operating Lease Obligations (9)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Vessel, Transportation Equipment and Other Operating Leases	$91,007	$177,215	$105,826	$183,041	$557,088
Total	$91,007	$177,215	$105,826	$ 183,041	$557,088

Other (10)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Securitization Facility	$ -	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -	$ -

(1)	These amounts include principal payments and accrued and unpaid interest as of December 31, 2012.

(2)
Debt allocated in one special purpose company in connection with the financing of tanker vessels, offshore vessels and tugboats denominated in Mexican Pesos. The maturity of this line of credit is on July 2030, with a bullet principal payment, semiannual interest payments with a variable rate, the last known is 7.29% per annum as of December 31, 2012. The company contracted an interest rate CAP to secure the possible fluctuation of the interest rate.

(3)
Debt allocated in one special purpose company in connection with the financing of two parcel tanker vessels, denominated in US Dollars. The maturity of these lines of credit is on June 2017, with a Balloon of $220,796, monthly principal and interest payments with a weighted average rate of 6.67% per annum.

(4)
Debt in connection with the cancellation of the Securitization Facility, denominated in US Dollars. The maturity of these lines of credit is on January 2016, semiannual interest payments and 6 principal payments of $12,988 starting on July 2013, with a fixed rate of 11.25% per annum.

(5)
Debt in connection with the land & logistics equipment financing, denominated in Mexican Pesos. Various lines of credit denominated in Pesos, with maturities between August 2013 and December 2016, monthly interest and principal payments with fixed and variable rates, the last known weighted average rate is 9.93% per annum as of December 31, 2012.

(6)
Debt in connection with ADEMSA acquisition refinancing, denominated in US Dollars. The maturity of this line of credit is on January 2014, with semiannual interest payments and 6 principal payments of $11,040 each starting on January 2010, with fixed rate of 8.01% per annum.

(7)
Debt allocated in one special purpose company for working capital and to strength agricultural activities of ADEMSA. Various lines of credit denominated in Pesos, with different maturities between June 2015 and August 2021, monthly interest and principal payments with a weighted average rate of 9.42% per annum.

(8)
Debt allocated in special purpose companies for working capital and letter of credit issuances. Various lines of credit denominated in Pesos, with maturities on June 2015, monthly interest payments with bullet principal payment with a variable rate, the last known is 9.10% per annum as of December 31, 2012.

(9)	These amounts include the minimum lease payments.
(10) In April 2011, the Company finalized the early repurchase of all the certificates held by Deutsche Bank in the Securitization Facility.

/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

Grupo TMM, S. A. B.
Av. de la Cúspide No. 4755,Col Parques del Pedregal
C. P. 14010, Tlalpan, México, D.F.
Tel: (5255)5629 8866 Fax: (5255) 5666 1486
www.grupotmm.com